Exhibit 99.1

AirMedia Announces Notice of 2019 Extraordinary General Meeting

BEIJING, April 17, 2019   AirMedia Group Inc. ("AirMedia" or the "Company") (Nasdaq: AMCN), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that its 2019 extraordinary general meeting (the "EGM") will be held at 10:00 a.m. (Beijing time) on May 20, 2019 at 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, The People’s Republic of China. Shareholders may also attend the meeting by telephone conference call. The dial-in number for the telephone conference call is as follows:

+86 4008100800-452598(Room Number)-3087(Participants Code)

Only shareholders of record at the close of business on April 19, 2019 (Beijing time) are entitled to receive notice and to attend and vote at the extraordinary general meeting and any adjourned or postponed meeting thereof. Holders of the Company's American Depositary Shares ("ADSs") who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company's ADS program, JPMorgan Chase Bank N.A. Shareholders are cordially invited to attend the EGM in person or through the conference call.

Copies of the notice of the EGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, are available on AirMedia's investor relations website at http://ir.ihangmei.com

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia (Nasdaq: AMCN) provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with our partners, AirMedia empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:

Yan Liu
Director, Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com